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Legal Notice

**Case** 05-A-510417-B **Status** ACTIVE
**Plaintiff** Vista Continental Corp **Attorney** Premsrirut, Puonyarat K.
**Defendant** Docouto, Alberto **Attorney** Mincin, David
**Judge** Wall, David **Dept.** 20

**Event** 12/06/2005 at 08:30 AM STATUS CHECK:
**Heard By** Wall, David
**Officers** Jennifer Kimmel, Relief Clerk
Angela Lee, Reporter/Recorder

| **Parties** | | | |
|---|---|---|---|
| | 0001 - P1 | Vista Continental Corp | No |
| | 007141 | Premsrirut, Puonyarat K. | Yes |
| | 0002 - D1 | Docouto, Alberto | Yes |
| | 005427 | Mincin, David | Yes |
| | 0003 - D | Miranda III Mining Guyana Inc | No |
| | 005427 | Mincin, David | Yes |
| | 0004 - D | Miranda I Mining Guyana Inc | No |
| | 005427 | Mincin, David | Yes |
| | 0005 - CO | Docouto, Alberto | Yes |
| | 005427 | Mincin, David | Yes |
| | 0006 - CO | West Nevada Precious Corp | No |
| | 005427 | Mincin, David | Yes |
| | 0007 - CO | Tamers Management Ltd | No |
| | 005427 | Mincin, David | Yes |
| | 0008 - CO | Miranda I Mining | No |
| | 005427 | Mincin, David | Yes |
| | 0009 - CO | Miranda II Mining | No |
| | 005427 | Mincin, David | Yes |
| | 0010 - DC | Vista Continental Corp | No |
| | 0011 - DC | Nash, Lawrence | Yes |
| | 0012 - DC | Rushtom, Ashok | No |

COURT CLARIFIED, some of the issues, previously addressed, have been accomplished. COURT QUERIED regarding status of issues as follows: Investors impression that Mr. Docouto is still President and director of the company. Whether or not the bank proceeds were returned. Shareholders, who holds what share - majority stockholder. The Delaware filings. The Nevada filings; and Reinstating the Resident Agent, Charlton Rojas.

Argument regarding Investors impression that Mr. Docouto is still President

and director of the company. Mr. Mincin advised the President must still be acting as President in order to resign and is required under law to comply with Federal Laws, such as the S.E.C. and in making certain disclosures as majority stockholder. Ms. Presmrirut argued the Securities and Exchange Commission (S.E.C.) filed by Mr. Docouto contained inaccurate and untruthful information and the current Board of Directors objects to same. COURT STATED concern that Mr. Docouto is holding himself, with certain facts, to the investors without approval of the current Board of Directors.

Argument regarding whether or not bank proceeds were returned. COURT NOTED, bank proceeds have been returned.

COURT NOTED: Resident Agent, Charlton Rojas has been REINSTATED. Additionally NOTED this was approximately on the 26th.

Argument regarding shareholders, who holds what share - majority stockholder. Mr. Mincin argued that Mr. Docouto believes himself to be the majority stockholder. Ms. Premsarirut argued Mr. Docouto does not need the quarterly reports as he is not involved and why would he be speaking on behalf of Vista. Court queried as to remedy. Following additional argument, COURT ORDERED, Ms. Premsrirut to prepare an (Amended) S.E.C. report.

Ms. Premsrirut moved for reasonable Attorney's fees for preparation. COURT STATED, issue of sanctions as to contempt has NOT BEEN DECIDED and ORDERED status check set.

Counsel requested ONE (1) DAY for Evidentiary Hearing, COURT SO ORDERED. Court clarified the remaining issues and how the company will move forward will be impacted by resolving the majority stockholder issue forthwith. FURTHER ORDERED, all supplemental documents shall be due TEN (10) DAYS prior to the Evidentiary Hearing and a Status Check set (on day of usual Calendar Calls) so the Court can ensure the Evidentiary Hearing date will be workable.

Additional argument ensued regarding POSTING of BOND. COURT FURTHER ORDERED, the CONDITIONAL PRELIMINARY INJUNCTION shall have a BOND POSTED in the amount of $500,000.00 WITHIN TEN (10) DAYS from today.

12/15/05 8:30 A.M. STATUS CHECK: POSTING BOND/CONTEMPT/FILING SEC

3/7/06 8:30 A.M. STATUS CHECK: EVIDENTIARY HEARING

3/17/06 10:00 A.M. EVIDENTIARY HEARING RE: DETERMINATION OF MAJORITY STOCKHOLDER (ALL DAY)

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**Due to time restraints and individual case loads, the above case record may not reflect all information to date.**

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